UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 30, 2008
Commission File Number 000-50556
Viatel Holding (Bermuda) Limited
(Translation of registrant’s name into English)
Inbucon House
Wick Road
Egham, Surrey TW20 0HR
United Kingdom
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     On January 23, 2008, Viatel Holding (Bermuda) Limited (the “Company”) completed a round of debt financing in the amount of US$13.0 million with Morgan Stanley & Co. Incorporated (“Morgan Stanley”), Värde Partners, Inc. (“Värde”) and Stonehill Institutional Partners, L.P. (“Stonehill” and together with Morgan Stanley and Varde, the “Investors”) by way of the purchase by Morgan Stanley, Värde and Stonehill of, respectively, US$10.3 million, $2.5 million and US$.2 million principal amount of 14.75% increasing rate senior secured notes due July 2008 (the “January 2008 Notes”). The January 2008 Notes were purchased pursuant to that certain Investment and Note Purchase Agreement dated as of June 23, 2005 (as amended by Amendments No. 1 through 7 thereto, the “Note Purchase Agreement”). The January 2008 Notes represent the sixth issuance of increasing rate senior secured notes due July 2008 pursuant to the Note Purchase Agreement since the original issuance and sale thereunder on July 1, 2005 (all such notes hereinafter referred to as the “Senior Notes”); further detail as to the Note Purchase Agreement and the issuance of Senior Notes thereunder are provided below. Interest on the Senior Notes is payable semi-annually on January 15 and July 15 of each year with the interest rate increasing by 0.5% per annum on each interest payment date. Such interest has been paid by way of issuance of additional Senior Notes of the relevant tranche of Senior Notes in respect of which interest is to be paid. The original maturity date of the Senior Notes was July 1, 2007. By amendment dated June 27, 2007 by and among the Company and the Investors, the maturity date of the Senior Notes was extended from July 1, 2007 to July 1, 2008. In connection with such amendment, the interest rates of each of the respective Senior Notes were increased by 1.0%. After giving effect to payment in kind interest payable on the Senior Notes through January 15, 2008, there was an aggregate principal amount outstanding of Increasing Rate Notes of approximately $89.6 million.
     The January 2008 Notes (and the other Senior Notes) rank senior to all subordinated debt of the Company and pari passu with all senior debt of the Company evidenced by the other Senior Notes. Specifically, the holders of the Company’s outstanding 8% Convertible Senior Secured Notes Due 2014 (the “2004 Notes”) have agreed in connection with the issuance by the Company of each tranche of Senior Notes (including the January 2008 Notes), and pursuant to that certain Subordination Agreement dated as of March 14, 2006, as amended by amendments 1 through 4 thereto, dated as of December 21, 2006, April 3, 2007, August 8, 2007 and January 23, 2008 (as amended, the “Subordination Agreement”), to subordinate the obligations and liabilities that the Company and certain guarantors have granted in favour of the holders of the 2004 Notes, as set forth in the Subordination Agreement.
     Pursuant to the Note Purchase Agreement, Morgan Stanley and Värde initially purchased 12.0% Senior Notes due July 2007 (the “July 2005 Notes”) in an aggregate amount of US$16.0 million on July 1, 2005. Effective April 6, 2006, Stonehill purchased a pro rata portion of the July 2005 Notes from Morgan Stanley. The Note Purchase Agreement and related documentation was filed with the U.S. Securities and Exchange Commission (the “Commission”) as exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.
     On March 14, 2006, the Company issued and sold 12.5% Senior Notes in an aggregate amount of US$8.8 million, to Morgan Stanley, Varde and Stonehill (the “March 2006 Financing”). The March 2006 Financing documentation was filed as exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Commission on June 30, 2007.

     On December 21, 2006, the Company issued and sold to the Investors 12.75% Senior Notes in an aggregate amount of US$13.0 million (the “December 2006 Financing”). The December 2006 Financing documentation was filed as exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Commission on June 29, 2007 (the “2006 Form 20-F”).
     On April 3, 2007, the Company issued and sold to the Investors 12.75% Senior Notes in an aggregate principal amount of US$13.0 million (the “April 2007 Financing”). The April 2007 Financing documentation was filed as exhibits to the 2006 Form 20-F.
     On August 8, 2007, the Company issued and sold to the Investors 14.25% Senior Notes in an aggregate principal amount of US$13.0 million (the “August 2007 Financing”). The August 2007 Financing documentation was filed as exhibits to the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Commission on December 19, 2007.

Attached and incorporated by reference in this Form 6-K are the following exhibits:

Exhibit No.	Description

99.1	Amendment No. 7, Waiver and Consent dated as of January 23, 2008 by and among the Company and the purchasers named therein.

99.2	Form of 14.75% Increasing Rate Senior Secured Notes dated January 23, 2008.

99.3	Amendment No. 4 to Subordination Agreement, dated as of January 23, 2008, by and among the Company and the holders of the Company’s 8% Convertibles Senior Secured Notes Due 2014.

Signatures
EXHIBIT INDEX
ex-99.1
ex-99.2
ex 99.3

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.

By:	/s/ Lucy Woods
	Name:	Lucy Woods
	Title:	Chief Executive Officer

Date: January 30, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amendment No. 7, Waiver and Consent dated as of January 23, 2008 by and among the Company and the purchasers named therein.

99.2	Form of 14.75% Increasing Rate Senior Secured Notes dated January 23, 2008

99.3	Amendment No. 4 to Subordination Agreement, dated as of January 23, 2008, by and among the Company and the holders of the Company’s 8% Convertibles Senior Secured Notes Due 2014.